January 7, 2013

Terence O’Brien Accounting Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Electro Rent Corporation Form 10-K Filed August 13, 2012 File No. 0-09061

Ladies and Gentlemen:

Electro Rent Corporation, a California corporation (the “Company”), has written this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 20, 2012 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K.

1. We note the disclosures you intend to include in future filings in response to our comment in our letter dated November 6, 2012. Please provide a more robust explanation regarding how you determined you are responsible for fulfilling each customer’s order (i.e., the primary obligor). Specifically, please explain what would occur if Agilent is unable to fulfill the customer’s order (i.e., do you have the ability to sell the customer a similar product meeting the customer’s specifications that is manufactured by another manufacturer). While we note your disclosure that Agilent is not a party to your customer sales agreements, please clarify whether the customer sales agreements specify that the customer is to receive a product manufactured by Agilent. To the extent that the products are customized for the customer, explain your role in developing the customized product. Please explain when during the sales process you take ownership of the product being sold to the customer and bear the risk of inventory loss.

Response: We note the Staff’s comments and want to ensure that we adequately address such comments. To that end, we have included in this response a more comprehensive analysis of our Agilent resale agreement as it relates to gross versus net presentation. Such analysis is based on the guidance contained in Accounting Standards Codification (“ASC”) 605-45 — Revenue Recognition – Principal Agent Considerations. In addition, we provide our revised proposed disclosure for future filings.

United States Securities and Exchange Commission

January 7, 2013

Evaluation of ASC 605-45 — Revenue Recognition – Principal Agent Considerations

We note that according to ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

a.	The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services.

b.	The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

As discussed in more detail below, we believe that the following are key factors that support our gross reporting basis:

•	We are the primary obligor. Our customers interact and contract only with us and look to us to resolve issues with the product order.

•	We have back-end inventory risk with respect to the product shipped directly to our customers and have front-end inventory risk with respect to the product that is shipped to us.

•	We have complete discretion in pricing.

•	We take credit risk.

•	We provide a variety of different solutions to our customers including rental and lease of equipment and sales of used equipment manufactured by a variety of vendors in addition to selling certain new Agilent equipment to customers.

The guidance in ASC 605-45-45-4 through 45-14 sets forth the indicators to be considered in determining whether gross or net presentation is appropriate. Set forth below are the indicators (in italics) as well as our application of this guidance to our specific arrangement.

Indicators of Gross Revenue Reporting

The Entity Is the Primary Obligor in the Arrangement

Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

United States Securities and Exchange Commission

January 7, 2013

We are directly and intimately involved with our customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, our customers call us. As a result, our customers view us as their total solution provider throughout the duration of the customer relationship and look to us as their primary source of contact. Our goal is to leverage our extensive knowledge of the test and measurement equipment environment to provide our customers with solutions that best meet their needs. In doing so, we provide a variety of options to our customers, including rental and lease of equipment and sales of used equipment manufactured by a variety of vendors in addition to sales of certain new Agilent equipment.

Moreover, we believe that the following factors, which specifically respond to the factors addressed in the indicator quoted above, support our position that we are the primary obligor:

1.	We are alone responsible to our customers for providing the solution desired by our customers, be it renting, leasing or acquiring equipment. We are solely responsible for the business relationship with our customers. As described below, our sales force is intimately involved with the customer during and subsequent to the sales process, and our customers view us as their single point of contact for all of their equipment and service needs, with the exception of those instances in which our customer makes a claim under the manufacturer’s standard warranty. With the exception of the manufacturer’s standard warranty, Agilent has no interaction or contractual relationship with our customers. We believe that our strong and exclusive relationship with our customers supports the conclusion that we are the primary obligor.

2.	We are responsible for fulfillment, including the acceptability of the products ordered by our customers. Our customers look solely to us to fulfill the terms of our sales invoice for products purchased, leased or rented. Our sales invoices, which represent our customer contracts for new and used equipment, are solely between us and our customers. Though the sales invoice identifies the manufacturer of the product ordered, neither Agilent nor any other supplier is a party to our sales invoices with our customers. If the product is not delivered, we alone are responsible to our customers. We are responsible to our customers for the acceptability of our product such that (a) we offer post-sales support in the form of assistance to our customers with the use of the equipment and diagnostics, and (b) under certain circumstances that are described in more detail in the discussion of inventory risk below, we accept returns. We believe that our responsibilities for fulfillment of our customer’s orders support the conclusion that we are the primary obligor.

3.	We offer our customers a variety of solutions to meet the customer’s test and measurement need, not just Agilent product. Our customers have a wide range of requirements for equipment, and we leverage our knowledge of test and measurement equipment to help our customers determine the optimal equipment solution that meets their specific needs. Our goal is to provide our customers with a single source for their equipment needs. In addition to purchasing new Agilent product, our customers have the option of renting, leasing or purchasing equipment from our existing equipment pool, which includes used equipment from other manufacturers. Further, if our customer wishes to lease or rent new equipment from any vendor, we similarly have the ability to purchase equipment from any vendor and lease or rent such equipment to the customer, not just Agilent. We note that we do not currently have reseller agreements with any other manufacturers for equipment similar to that included in our Agilent reseller agreement. We believe that the diversity of options that we provide our customers with respect to test and measurement equipment supports the conclusion that we are much more than a reseller of Agilent equipment and that we are the primary obligor.

United States Securities and Exchange Commission

January 7, 2013

4.	In those cases where we and our customer conclude the best solution is the purchase of a new Agilent product, our sales force works closely with our customer to properly configure the Agilent product to meet the customer’s specific test and measurement need. These configurations typically start with a base model, which is frequently upgraded through an extensive list of options in order to perform the customer’s specific test or measurement. Once the configuration is determined, it serves as the basis for our orders with Agilent, who builds the product in accordance with the configurations we provide. We view our role to be much more substantive than merely facilitating a purchase of goods that has been predetermined by the customer, and supports the conclusion that we are the primary obligor.

5.	Our marketing focus demonstrates our ability to provide technology alternatives and solutions. Our marketing focus demonstrates that we are not primarily an Agilent reseller. Our primary marketing tool is our website at www.electrorent.com, which demonstrates that we offer a portfolio of test and measurement product offerings, including rental and leasing of test and measurement products, and new and used test and measurement equipment sales. We believe our website supports the conclusion that we are the primary obligor because it demonstrates that we are in the business of providing our customers a variety of test and measurement solutions.

6.	Our technical sales force enhances the direct customer relationship. We employ a specialized sales force that consists primarily of field engineers and applications engineers, each of whom specialize in all the products and services offered by our company, including Agilent products. Agilent requires us to demonstrate our experience in the use and operation of their products as we are directly responsible for the sales, marketing and support (support from our customer service department, which handles common service questions regarding the equipment, along with operational support of the equipment from our sales force) of the products available under our resale agreement. We also maintain a stock of Agilent demonstration equipment of approximately 2% to 4% of our annual Agilent equipment sales for use in assisting us in determining customer needs and helping ensure, on the front end, that the defined solution functions properly in the customer’s environment prior to placing an order with Agilent. We believe that our investment in maintaining a technically skilled sales force and demonstration equipment is further evidence that we provide a complete solution to our customer and that we are the primary obligor.

United States Securities and Exchange Commission

January 7, 2013

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory), or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity’s risk level. For example, an entity’s risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.

We have front-end inventory risk in those cases where we take delivery of equipment directly from Agilent. We do not typically maintain the product sold under the resale agreement in our inventory, in part due to the frequency of custom configurations. However, for approximately 15% of our purchases from Agilent, we do take physical possession. This typically occurs in cases where customers with large orders will not accept their orders until all of the equipment is available. In such instances, we purchase and maintain the equipment in our inventory until such time as the completed order is available for shipment to the customer. We own this equipment during the time it is in our inventory and have both title and full risk of loss.

We also have back-end inventory risk. Upon approval from us, customers may return unused equipment to us within seven calendar days from the date the equipment was shipped. To the extent (i) there is an error in our order to Agilent or (ii) we fail to deliver a product that we have represented will meet the customers’ needs (i.e. we did not scope the customer needs appropriately), we accept returns, and therefore have back-end inventory risk in these circumstances. We do not believe we have an obligation to accept returns for other reasons, although we may elect to accept returns depending on customer specific facts and circumstances. In such instances, we may assess up to a 20% restocking fee. Agilent has no obligation to accept returns for any reason other than with respect to its standard limited warranty.

United States Securities and Exchange Commission

January 7, 2013

The Entity Has Latitude in Establishing Price

If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

We have no contractual restrictions with respect to pricing of the products we offer from Agilent. Accordingly, we are solely responsible for and have reasonable latitude, within economic constraints, to establish the prices we charge to the customer.

The Entity Changes the Product or Performs Part of the Service

If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

We do not change the product or perform any service beyond assisting customers with determining the nature, type, characteristics and configurations of the equipment as described above under the heading “The Entity is the Primary Obligor in the Arrangement.”

The Entity Has Discretion in Supplier Selection

If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

We do not have discretion in supplier selection for sales of new equipment covered by the Agilent resale agreement. As discussed above, we do not currently have reseller agreements with any other manufacturers for equipment similar to that included in our Agilent reseller agreement. However, as described under the heading “The Entity is the Primary Obligor in the Arrangement,” we believe we provide our customers with different buying, rental and leasing alternatives, which include product from suppliers other than Agilent.

United States Securities and Exchange Commission

January 7, 2013

The Entity Is Involved in the Determination of Product or Service Specifications

If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

We assist our customers in determining the nature, type, characteristics and configurations of the product order. Please see paragraphs 4 and 6 under the heading “The Entity Is the Primary Obligor in the Arrangement,” which discusses the role of our sales force in determining the right solution for our customer.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier’s facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

Under the selected shipping term, Agilent is responsible for delivering the goods to the location named by us in the purchase orders and pays all costs in transporting the goods to the destination including shipping costs, import duties, taxes, and insurance. We do not bear the risk of loss during shipment.

The Entity Has Credit Risk

If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

United States Securities and Exchange Commission

January 7, 2013

We assume all credit risk as we are responsible for paying Agilent for the equipment cost regardless of whether or not we ultimately collect from our customer.

Indicators of Net Revenue Reporting

The Entity’s Supplier Is the Primary Obligor in the Arrangement

Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity’s role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

We believe we are the primarily obligor, as discussed previously under the heading “The Entity is the Primary Obligor in the Arrangement.”

The Amount the Entity Earns Is Fixed

If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The amount we earn on each sale is not fixed. As noted above, we have full discretion in setting pricing terms with our customers and we negotiate all such terms ourselves. As such, the amount is a function of what we pay to Agilent and the price we ultimately charge our customer and is not fixed in terms of percentage or dollar value.

The Supplier Has Credit Risk

If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

We have credit risk as discussed previously under the heading “The Entity Has Credit Risk.”

United States Securities and Exchange Commission

January 7, 2013

Other Information Considered

In addition to the above, we reviewed recent comments made by a panel at the 2012 AICPA National Conference on Current SEC and PCAOB Developments related to the evaluation of gross versus net presentation. However, we believe that such comments were primarily directed to service, as opposed to product, arrangements. Therefore, we evaluated excerpts from a speech made by a Professional Accounting Fellow of the Securities and Exchange Commission on December 15, 2000, which indicated that an entity should, at a minimum, be the primary obligor or take general inventory risk in order to be considered the principal in the arrangement. We also considered the examples in ASC 605-45-55, specifically Example 1 (paragraphs 55-1 through 55-3), for which net presentation was concluded to be appropriate, and Example 2 (paragraphs 55-4 through 55-6), for which gross presentation was determined to be appropriate. While neither example fits our exact fact pattern, we believe that the facts and circumstances enumerated in Example 2 are more closely aligned with our arrangement and, we believe, provide further support for our conclusion that gross reporting is appropriate.

Conclusion

We understand that there is significant judgment in determining whether gross or net presentation is applicable and we have provided a detailed analysis of the guidelines and indicators which support our conclusion of gross presentation. We offer a variety of solutions to our customers other than the sale of Agilent equipment. We believe that we are the primary obligor in the arrangement. We believe we have inventory risk. We have discretion in pricing and credit risk. To the extent that the facts and circumstances do not clearly point to us or Agilent as the primary obligor, we believe the other indicators are sufficient to conclude that we are still acting as a principal in the transaction, consistent with Example 2 of ASC 6-5-45-55 note above.

Therefore, based on our application of the guidance contained in ASC 605, and reviews of speeches on this topic, in our judgment, we believe that (a) we meet a majority of the factors for reporting our Agilent resale revenues on a gross basis and (b) we do not meet any of the indicators for net revenue reporting. In light of these factors, we believe it is appropriate to record our resale revenues on a gross basis.

Proposed Disclosure for Future Filings

In future filings, the Company proposes to include the following modified and expanded disclosure in the Management Discussion and Analysis section:

We are one of the largest global organizations devoted to the rental, lease and sale of new and used electronic T&M equipment. We purchase that equipment from leading manufacturers such as Agilent and Tektronix primarily for use by our customers in the aerospace, defense, telecommunications, electronics, industrial and semiconductor industries.

United States Securities and Exchange Commission

January 7, 2013

In addition, although it represents only approximately 7%, 8% and 13% of our revenues in fiscal 2012, 2011 and 2010, respectively, we believe our DP division is one of the largest rental businesses in the United States for personal computers and servers from manufacturers including Dell, Hewlett Packard and Toshiba.

In fiscal 2010, we became a reseller for Agilent (“Agilent”), the largest T&M equipment manufacturer in North America, which provides us with the exclusive right to sell Agilent’s more complex T&M equipment to small and medium size customers (who previously purchased directly from Agilent) in the United States and Canada through January 31, 2014. We do not currently have reseller agreements with any other manufacturers for equipment similar to that included in our Agilent reseller agreement. In addition, we sell used equipment from a variety of manufacturers that was previously in our rental and lease pool.

We have a focused sales strategy, using a direct sales force to meet our customers’ needs in our T&M equipment rental, lease and sales business. We have a large technical sales force that consists primarily of field engineers and applications engineers, each of whom specialize in all the products and services offered by our company. Our sales force is usually assigned to specific territories, and identifies potential customers through coordinated efforts with our marketing organization. Our marketing organization is staffed by professionals with many years of industry-related experience. As our customers have a wide range of requirements for equipment, our sales force is able to leverage our extensive knowledge of the test and measurement equipment environment to determine the right product to rent, lease or sell to the customer to meet the customer’s specific needs.

Our sales force also specializes in configuring new Agilent equipment to sell to our customers that is tailored to the customer’s need. These configurations typically start with a base model, which is frequently upgraded through an extensive list of options in order to perform the customer’s specific test or measurement. Once the configuration is determined, it serves as the basis for our orders to Agilent, who builds the product accordingly. We order equipment from Agilent once the customer has placed an order with us. Equipment is typically shipped directly to the customer by Agilent at our request. Occasionally, equipment is shipped to our warehouse prior to delivery to the customer. Inventory held for sale is immaterial and is therefore included in other assets in our consolidated balance sheets. Each order and sales invoice is subject to our standard sales terms and conditions, which include provisions covering equipment delivery delays and warranty services.

United States Securities and Exchange Commission

January 7, 2013

In future filings, the Company proposes to include the following as part of the revenue recognition policy disclosure in both Management Discussion and Analysis under the Critical Accounting Policies and Estimates heading and in the financial statement footnotes under the heading Summary of Significant Accounting Policies:

In accordance with accounting guidance, we are acting as the principal with respect to sales of new equipment through our resale agreement, based on several factors, including: (1) We act as the primary obligor by working directly with our customers to define their needs, providing them with options to satisfy such needs, contracting directly with the customer, and, to the extent required, providing customers with instruction on the use of the product and additional technical support once the product is received by the customer. The product manufacturer is not a party to our customer sales agreements, nor is it referenced in the agreements, and therefore has no obligation to our customers with the exception of the manufacturer’s standard warranty on the product. (2) We bear back-end risk of inventory loss with respect to any product return from the customer as the original manufacturer is not required to accept returns of equipment from us. We also bear front-end risk of inventory loss in those cases where we acquire products for resale into our inventory prior to shipment to customers. (3) We have full discretion in setting pricing terms with our customers and to negotiate all such terms ourselves. (4) We assume all credit risk. Accordingly, sales of new equipment through our resale channel are recorded in Sales of Equipment and Other Revenues and the related equipment costs are recorded in Costs of Sales of Equipment and Other Revenues in our consolidated statements of operations.

* * * *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

January 7, 2013

Please do not hesitate to call me at (818) 374-6317 or our legal counsel, Jonathan F. Atzen of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-5515 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Craig R. Jones Craig R. Jones Vice President and Chief Financial Officer Electro Rent Corporation

Cc:	Lawrence M. Braun, Esq., Sheppard, Mullin, Richter & Hampton LLP Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP